UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-17f-2
Certificate of Accounting of Securities and Similar Investments in the Custody of
Management Investment Companies Pursuant to Rule 17f-2 [17 CFR 270.17f-2]
















































NJ
MF-0645,

NM
6819,

14071,

14065,

23838,

39463,

37878,

37879,

37880,

38672,

43040,

42679,

43987,

48104
NY    S
27 53 23,

S 32 88
23,

S 27 53
21,

S 31 66
37,

S 32 99
82,

S 32 94
61,

S 27 53
22,

S 33 18
53,

S 33 17
65,

S 33 49
98
NC 14485
ND
U560,

U557,

U563,

AV916,

BM729,

BK690,

BK692,

BK691,

BL584,

BR812,

BR344,

BT683,

BX758
OH
86467,

OK    SE-
2191382,

SE-
2191380,

SE-
2183899,

SE-
2183900,

SE-
2203842,

SE-
2203843,

SE-
2203844,

SE-
2204793,

SE-
2205678,

SE-
2210348,

SE-
2209844,

SE-
2211550,

SE-
2216962
OR
2001-
1464,

2001-
1463,

2001-
1468,

2006-
1679,

2011-
1635,

2011-
690,

2011-
944,

2012-
1610,

2012-
1607,

2014-286

PA 2000-
03-120MF
RI *
SC     MF
14035,

MF 11225,

MF 11220,

MF 16660,

MF 19139,

MF18887,

MF 19034,

MF 19691,

MF 19637,

MF 20617
SD
9889,

10195,

10597,

37884,

53281,

51538,

51540,

51539,

52430,

56873,

56390,

57724,

61931
TN
RN2016-
1773
TX C
39434,

C 39435,

C 42953,

C 81352,

C96338,

C96340,

C96339,

C97078,

C 97938,

C101605,

C 101267,

C102636,

C106928
UT 006-
6364-13,


VT
1/16/98-
23,

1/16/98-
21,

1/16/98-
25,

10/17/06-
02,

3/25/11-
04,

3/25/11-
05,

3/25/11-
06,

6/13/11-
01,

9/20/11-
01,

9/19/12-
04,

8/13/12-
12,

12/14/12-
06,

2/25/14-
02
VA 118050
WA
60019806,

60019819,

60019803,

60043000,

60058957,

60057497,

60057498,

60057499,

60058188,

60062348,

60062049,

60063334,

60067477
WV    MF-
24145,

MF-24125,

MF-24123,

MF-56705,

MF-73517,

MF-71847,

MF-71846,

MF-71845,

MF-72680,

MF-76931,

MF-76600,

MF-77957,

MF-82426
WI
341392-
03,

341390-
03,

619502-
03,

341394-
03,

508542-
03,

608342-
03,

608343-
03,

608344-
03,

615414-
03,

649897-
03,

698886-
03,

647512-
03,

658669-03
WY 21645
PUERTO RICO     S-19806-0,
                             S-
29875-0,
                             S-
31750-0,
                             S-
41832-0,
                             S-
40832-0,
                             S-
40832-1,
                             S-
40833-0,
                             S-
40833-1,
                             S-
41309-0,
                             S-
43875-0,
                             S-
43678-0,
                             S-
41832-1,
                             S-
46783-0
Other (specify):   *Indicates Fund is registered in state but
state does not issue identification numbers

3. Exact name of investment company as specified in registration statement:
4. Address of principal executive office (number, street, city, state, zip code):


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
Scout Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Scout Funds (the "Trust"), comprising the Scout Mid Cap Fund, Scout Small Cap Fund, Scout International Fund, Scout Global Equity Fund, Scout Core Bond Fund, Scout Core Plus Bond Fund, Scout Unconstrained Bond Fund, Scout Emerging Markets Fund, Scout Low Duration Bond Fund, and Scout Equity Opportunity Fund (each a "Fund" and collectively, the "Funds"), complied with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of December 31, 2016. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States), and accordingly, included examining on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2016, and with respect to agreement of security purchases and sales, for the period from June 30, 2016 (the date of our last examination) through December 31, 2016:

*	Confirmation of all securities held by institutions in book entry form with
The Depository Trust Company, Federal Reserve Bank of Kansas City, Fidelity
Investments, Federated Investors, and Citibank Global Transaction Services;

*	Reconciliation of all such securities to the books and records of each of
the Funds and the     Custodian (UMB Bank, n.a., an affiliated entity); and

*	Agreement of 25 security purchases and 25 security sales or maturities since our last examination from the books and records of the corresponding Funds to the source documentation from the brokers.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

In our opinion, management's assertion that the Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2016, with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Scout Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.




Kansas City, Missouri
May 9, 2017

Management Statement Regarding Compliance with Certain Provisions of the Investment
Company Act of 1940

We, as members of management of Scout Funds (the "Trust"), comprising the Scout Mid Cap Fund, Scout Small Cap Fund, Scout International Fund, Scout Global Equity Fund, Scout Core Bond Fund, Scout Core Plus Bond Fund, Scout Unconstrained Bond Fund, Scout Emerging Markets Fund, Scout Low Duration Bond Fund, and Scout Equity Opportunity Fund (collectively, the "Funds"), are responsible for complying with the requirements of subsections (b) and
(c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of December 31, 2016, and from June 30, 2016 through December 31, 2016.

Based on this evaluation, we assert that the Trust was in compliance with requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2016, and from June 30, 2016 through December 31, 2016, with respect to securities reflected in the investment accounts of the Funds.

Scout Funds
By:



_/s/ Scott Betz___________________
Scott Betz, Treasurer
Scout Funds

_/s/ Elizabeth Ewert   _____________
Elizabeth Ewert, Senior Vice President
UMB Bank